COMPUTRON, INC.

1 East Bedell Street

Freeport, NY 11520

January 30, 2015

Via Edga

Re:	Comuptron, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 13, 2015

File No. 333-199965

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated January 29, 2015 concerning Computron, Inc. (the “Company”), and the Amendment No. 1 to Registration Statement on Form S-1 referenced above.

General

1. We note your response to prior comment 1. Notwithstanding your explanation that the cited Florida Bar ethics rule would require that separate records be kept for the funds associated with this offering, it remains unclear to us from your response how compliance with the ethics rule would prevent attachment of subscription proceeds for this offering by creditors of the attorney or of other clients of the attorney whose funds might be held in the client trust account. Please either provide us with further analysis in this regard, or revise your filing to state clearly the proceeds will not be held in a separate account and to provide appropriate risk factor disclosure regarding the risk that the funds could be attached or otherwise made unavailable in the event that you are required to promptly refund investors in accordance with Rule 10b-9(a)(2). In this regard, please revise the statements on page 14 that the subscription proceeds will be deposited into a “separate” account.

We reconfirm and resubmit our response to prior comment 1 and further state that generally it is understood that funds held in an attorney’s trust account are held for the benefit of the depositing party. These funds are held in “trust” and deposit into said account is not considered a transfer of ownership of said funds. As ownership is maintained throughout the relationship, there is available legal action that would allow the creditors of the firm, the attorney or the clients of the attorney and/or firm to attach any claim to the funds of the subscriber. The relationship is akin to a bailment. Black’s Legal Dictionary defines bailment as:

A delivery of goods or personal property, by one person to another, in trust for the execution of a special object upon or in relation to such goods, beneficial either to the bailor or bailee or both, and upon a contract, express or implied, to perform the trust and carry out such object, and thereupon either to redeliver the goods to the bailor or otherwise dispose of the same In conformity with the purpose of the trust.

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In the present circumstance, the attorney is acting as bailee and holds the funds in trust for the benefit of the subscribing partner, the bailor. As ownership of the property, specifically the funds, remains with the subscribing party, there is no opportunity available for claims against the attorney, the firm or other clients to be attached to the funds of the subscribing party. This is analogous to using a valet service for parking one’s car. By giving possession of the vehicle to the valet attendant,one, as the bailor, has created a bailment relationship with the valet, the bailee. The valet company as the bailee, holds the vehicle in trust. Ownership of the vehicle does not transfer to the valet company. In addition, a creditor of the valet company or a creditor of other vehicle owners would not have any legal right to attach their claim against the vehicle.

The idea on continued ownership is further explained through Arnold, Matheny, PA v. First Am. Holdings, 982 So. 2d 628 - Fla: Supreme Court 2008 where the Supreme Court explained that an attorney has not special relationship to the funds deposited by a client that would allow the attorney to protect the client’s from statutory garnishment induced by judgment of the courts. Citing the Rule Regulating the Florida Bar 5-1.1(a)-(b), the Court stated that:

a client's funds held in an attorney's trust account are held in "trust" and directs that such funds be handled pursuant to the instruction of the client. The rule specifically states that a lawyer must "hold in trust . . . funds and property of clients . . . that are in a lawyer's possession in connection with a representation." R. Regulating Fla. Bar 5-1.1(a)(1). Further, "[m]oney or other property entrusted to an attorney for a specific purpose . . . is held in trust and must be applied only to that purpose." Id. R. 5-1.1(b).

In Arnold, the opposite occurred where attorneys claimed, on behalf of their client whose funds had been deposited into the attorneys’ trust account, that a unique ownership relationship had occurred by virtue of the deposit into the attorneys’ trust account. The Court refuted this idea, stating simply, again, that funds held in trust belong solely to the depositor.

There is no risk that funds deposited by subscribers shall be subject to any claim, attachment, or impairment by creditors or other claimants against the attorney, the firm, or other clients of the attorney.

Risk Factors

“You may have limited access to information regarding our business…,” page 6

2. As discussed with your counsel previously, please revise the second sentence of this risk factor to avoid suggesting that the automatic suspension of reporting obligations under Section 15(d) of the Exchange Act would be in the company’s discretion.

We have removed the language suggesting that automatic suspension of reporting obligations would be at the Company’s discretion.

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Certain Relationships and Related Transactions, page 27

3. We note your response to prior comment 3. It remains unclear to us, however, why Mr. Gewerter’s name was included in the registration statement as initially filed on November 7, 2014. Please advise.

We refer to and reassert our prior response to comment 3 and further state that during the initial drafting period, prior to submitting the initial filing on November 7, 2014, we considered using Mr. Gewerter as counsel and thus had made reference to the same in our drafts. However, prior to filing we chose to retain Eilers Law Group, P.A. We inadvertently left the reference to Mr. Gewerter in the first filing. We have corrected this typographical error.

Balance Sheet as of September 30, 2014, page 32

4. Please correct the date in the label of the column on your balance sheet. In this regard, it appears that the information in the column should be labeled September 30, 2014 instead of September 30, 2013.

We have corrected this to state 2014.

Exhibits

Exhibit 23.1, Consent of Independent Auditor

5. Please update the consent of the independent registered public accounting firm.

We have provided an updated consent.

Exhibit 99.1, Subscription Agreement

6. The form of subscription agreement indicates that subscription checks should be made out to “Computron, Inc.,” but the prospectus and your prior comment responses indicate that subscription checks for this offering should be made out to “Eilers Law Group, PA, Client Trust Account RE Computron.” Please revise or advise.

We have made the appropriate changes.

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The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/David Breier____________

David Breier, President

Computron, Inc.

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